NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PE
4-14-09

April 14, 2009

Act 1934
Section
Rule 14d-7(a)(1)
Public
Availability Apr. 14, 2009

Via Facsimile (212) 732-3232 and U.S. Mail

Steven J. Glusband
Carter Ledyard & Milburn LLP
2 Wall Street
New York, NY 10005-2072

Re: Partial cash tender offer by Zohar Zisapel for ordinary shares of Radvision Ltd.

Dear Mr. Glusband:

We are responding to your letter dated April 13, 2009 to the attention of Michele Anderson and Christina Chalk, as supplemented by conversations with the staff. We attach a copy of your letter to avoid having to repeat or summarize the facts you present there. Defined terms we use here have the same meaning as in your letter of April 13, 2009, unless otherwise noted.

You request exemptive and no-action relief on behalf of Mr. Zisapel so that he may extend the period of his partial tender offer for ordinary shares of Radvision to include an additional offering period of four calendar days, during which withdrawal rights will not be available, as mandated by applicable Israeli law, and to permit Mr. Zisapel to pay for all securities tendered in the Offer within four U.S. business days of the termination of the additional offering period. Based on your oral and written representations and the facts presented in your letter of April 13, 2009, the Securities and Exchange Commission hereby grants an exemption from the provisions of Rule 14d-7(a)(1) under the Exchange Act. The exemption from Rule 14d-7(a)(1) of the Exchange Act permits Mr. Zisapel to eliminate withdrawal rights before the end of the Offer, during the additional offering period of no more than four calendar days, as mandated by Israeli law.

In addition, based on the representations in your letter dated April 13, 2009, as supplemented by telephone conversations with the staff, the staff of the Division of Corporation Finance will not recommend enforcement action under Rule 14e-1(c) under the Exchange Act. This no-action position under Rule 14e-1(c) permits Mr. Zisapel to pay for securities tendered in the Offer within four U.S. business days after the termination of the additional offering period.

In adopting the no-action position and granting the exemptive relief described above, we note that:

- except for the relief provided here, the Offer will be conducted in accordance with the Exchange Act and all applicable rules promulgated thereunder;
- the Offer structure, and in particular the additional offering period, are required under the provisions of the Israeli Companies Law, from which no exemptive relief is available for this Offer;
- the initial offering period during which withdrawal rights will be provided will be open for at least 20 U.S. business days;
- all conditions to the Offer will be satisfied or waived before commencement of the additional offering period;
- if Mr. Zisapel waives an offer condition, the initial offering period will be extended and withdrawal rights will be provided, to the extent required under U.S. rules;
- Mr. Zisapel intends to conduct a single global offer and extend the Offer immediately following completion of the initial offering period to provide the additional offering period; and
- four U.S. business days represents the best estimate of the minimum time period necessary to pay for securities tendered in this Offer, under the facts and circumstances present here.

The foregoing exemption and no-action position is based solely on the representations and the facts presented in your April 13, 2009 letter, as supplemented by telephone conversations with the Commission staff. The relief provided above is strictly limited to the application of the rules listed above to this transaction. You should discontinue this transaction pending further consultations with the staff if there is a change in any of the facts or representations set forth in your letter.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the Offer. The Division of Corporation Finance expresses no view with respect to any other questions that the proposed transaction may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transaction.

For the Commission,
by the Division of Corporation Finance,
pursuant to delegated authority,

Michele Anderson
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

CARTER LEDYARD & MILBURN LLP

Counselors at Law

Steven J. Glusband
Partner
•
Direct Dial: 212-238-8605
E-mail: glusband@clm.com

2 Wall Street
New York, NY 10005-2072
•
Tel (212) 732-3200
Fax (212) 732-3232

701 8th Street, N.W., Suite 410
Washington, DC 20001-3893
(202) 898-1515
•
570 Lexington Avenue
New York, NY 10022-6856
(212) 371-2720

April 13, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, NE
Washington, D.C. 20549
Attention: Christina Chalk, Esq.
Michele Anderson, Esq.

Re: Request for exemptive relief from the provisions of Rule 14d-7(a)(1) and no-action relief under the provisions of Rule 14e-1(c) promulgated under the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

We are submitting this request for exemptive and no-action relief on behalf of our client, Mr. Zohar Zisapel, a resident and citizen of the State of Israel. Mr. Zisapel intends to commence a tender offer (the "Offer") to purchase ordinary shares, par value NIS 1.00 per share (the "Ordinary Shares"), of Radvision Ltd. (the "Company"), so as to increase his voting power therein from 24.5%[1] to approximately 29.5%. (The exact number of Ordinary Shares sought to be purchased in the Offer will be determined prior to the commencement of the Offer and will be disclosed in the offer to purchase relating thereto.) Mr. Zisapel hereby requests that the Securities and Exchange Commission (the "Commission") grant exemptive relief from the provisions of Rule 14d-7(a)(1), and no-action relief from the provisions of Rule 14e-1(c), in each case promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to allow him to extend his tender offer and conduct a four-calendar day additional offering period as mandated by applicable Israeli law.

[1] All percentages used throughout this letter, unless otherwise indicated herein, are based on 19,427,880 issued and outstanding Ordinary Shares as of March 15, 2009, pursuant to information Mr. Zisapel received from the Company, and exclude treasury shares held by the Company and options to acquire Ordinary Shares.

6425617.5

Background

The Company

The Company is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act. The Company is incorporated under the laws of the State of Israel and is headquartered in Israel. The Company is a designer, developer and supplier of products and technology that enable real-time voice, video and data communication over packet and mobile 3G (Third Generation) networks, including the Internet and other Internet Protocol networks.

The Ordinary Shares are traded under the ticker symbol "RVSN" on the Nasdaq Global Market and in Israel on the Tel Aviv Stock Exchange (the "TASE"). In the United States, the Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act. Based on information that Mr. Zisapel received from the Company, 19,427,880 Ordinary Shares were issued and outstanding as of March 15, 2009.

Mr. Zisapel

Mr. Zisapel is an acknowledged leader in Israel's advanced technology industry. He and his brother co-founded The RAD Group of companies, a very successful incubator of telecom-related start-ups, of which Radvision was one. Mr. Zisapel has served as a director of Radvision since November 1992 and served as its Chairman of the Board of Directors from November 1992 until August 1999 and again assumed the position of Chairman of the Board of Directors in April 2001.

Mr. Zisapel is the beneficial owner of 4,767,401 Ordinary Shares of the Company, which constitute approximately 24.5% of the 19,427,880 Ordinary Shares of the Company that the Company advised were issued and outstanding (excluding 3,088,343 Ordinary Shares held as treasury stock) as of March 15, 2009. Of such shares, (i) 3,148,235 Ordinary Shares were held of record by Mr. Zisapel; (ii) 1,121,097 Ordinary Shares were held of record by Lomsha Ltd., an Israeli company controlled by him; (iii) 310,856 Ordinary Shares were held of record by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by him; and (iv) 187,213 Ordinary Shares were held of record by RAD Data Communications Ltd., an Israeli company. (In addition, as of March 15, 2009, Mr. Zisapel held options to purchase 101,250 Ordinary Shares that were exercisable as of March 15, 2009 or within 60 days thereafter.) Mr. Zisapel is a principal shareholder and Chairman of the Board of Directors of RAD Data Communications Ltd. and he and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

Tier II Exemption

A geographical analysis report of the shareholders of the Company as of March 12, 2009 showed that at least 7,964,428 Ordinary Shares were beneficially owned by persons resident in the U.S. Such persons therefore held at least 54.3% of the 14,660,479 outstanding Ordinary Shares that were not beneficially owned by Mr. Zisapel. The Offer therefore will not be eligible for the "Tier II" exemption under Rule 14d-1.

Applicable Israeli Law

Since the Company is organized under the laws of the State of Israel and its Ordinary Shares are traded on the TASE, Mr. Zisapel's transactions in the Ordinary Shares are governed by the Israeli Companies Law, 5759-1999 (as amended, the "Israeli Companies Law"), the Israeli Securities Law, 5728-1968 (as amended, the "Israeli Securities Law") and the Israeli Securities Regulations (Tender Offer), 5760-2000 (the "Israeli Securities Regulations"). The Israeli Companies Law primarily specifies requirements for matters such as corporate formation, corporate governance and related substantive matters. The Israeli Securities Law and the Israeli Securities Regulations primarily provide the disclosure requirements for public companies that are subject to their provisions.

Section 328(a) of the Israeli Companies Law specifies, *inter alia*, that a purchase of the shares of a public company may not be made other than by means of a tender offer in accordance with Part VIII, Chapter 2 of the Israeli Companies Law ("Special Tender Offer") if:

- the result of the purchase would be that the purchaser will own more than 25% of the voting power of the company (in general, when computing the ownership percentage of the purchaser, the holdings of the purchaser's affiliates are aggregated); and

- no other person owns in excess of 25% of the voting power of the company.

If the Offer were fully subscribed, Mr. Zisapel's ownership percentage of the Company's voting power would increase from 24.5% to approximately 29.5% (excluding, in each case, Mr. Zisapel's options to acquire Ordinary Shares, which are not taken into account for the purpose of Section 328(a) of the Israeli Companies Law), requiring him to comply with the Special Tender Offer requirements.

Based on the Israeli Companies Law, the Israeli Securities Law and the Israeli Securities Regulations, a Special Tender Offer must meet specified conditions which are applicable to all of the Company's shareholders, wherever located, including the following:

- the Special Tender Offer must be made available to all of the Company's shareholders under Section 331(a) of the Israeli Companies Law and Section 5(a) of the Israeli Securities Regulations;

- the Special Tender Offer must result in a purchase of shares representing no less than 5% of the voting power of the Company under Section 332 of the Israeli Companies Law;

- the offer to, and the manner of acceptance by, each of the Company's shareholders must be identical under Section 5(b) of the Israeli Securities Regulations;

- the payment of the purchase price must be secured by a guarantee issued by the bidder to a member of the TASE (the "TASE Member") to the satisfaction of the TASE Member under Section 5(d) of the Israeli Securities Regulations, who in turn is required to guarantee such payment under Section 5(e) of the Israeli Securities Regulations;

- as a condition to the completion of the Special Tender Offer, the aggregate number of shares tendered in the Special Tender Offer must exceed the number of shares represented by objections to the Special Tender Offer (under Israeli law, shareholders may accept the offer, not respond to the offer or object to the offer) under Section 331(b) of the Israeli Companies Law[2]; and

- upon satisfaction (or, subject to applicable law, waiver by Mr. Zisapel) of all of the conditions to the Special Tender Offer, the Special Tender Offer is deemed completed and Mr. Zisapel would be irrevocably required to purchase the shares tendered during the initial offer period (subject to proration as described below), except that he must provide a four-calendar day additional offering period, without withdrawal rights for shares tendered during the initial offering period, to allow all other shareholders who have not tendered their shares an opportunity to tender in accordance with Section 331(d) of the Israeli Companies Law and Sections 5(i)(1) and 7(b) of the Israeli Securities Regulations. Upon completion of the four-calendar day additional offering period, the Special Tender Offer is completed and Mr. Zisapel must purchase all of (i) the shares tendered (and not properly withdrawn) prior to the completion of the initial offering period and (ii) the shares tendered prior to the completion of the four-calendar day additional offering period, subject to proration[3], if applicable, based on the maximum number of shares sought in the Special Tender Offer.

Mr. Zisapel is attempting to structure the Offer in the United States and Israel such that it complies with the requirements of the Exchange Act as well as the requirements of the Israeli Companies Law, the Israeli Securities Law and the Israeli Securities Regulations. Mr. Zisapel's Israeli counsel, Goldfarb, Levy, Eran, Meiri, Tzafrir & Co., has approached the Israel Securities Authority (the "ISA") to apply for exemptions from certain aspects of the Israeli Securities Law to enable the Offer to be conducted simultaneously in the United States and Israel. The ISA was asked to grant relief in a number of areas, including that the Offer be conducted as a unified tender offer in both the United States and Israel and that Mr. Zisapel will be permitted to distribute an English language offer to purchase in both the United States and Israel in the manner described below in "Proposed Offer Structure." Based on prior experience and

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[2] Pursuant to Section 331(c) of the Israeli Companies Law, in making this calculation, shares held by (i) the bidder, (ii) any party controlling, controlled by, or under common control with the bidder, (iii) anyone acting on behalf of any of the foregoing, and (iv) their respective family members and entities controlled by these family members, are generally excluded.

[3] The proration factor, if any, is calculated by dividing (x) the maximum number of shares that the bidder is offering to purchase, by (y) the aggregate number of shares validly tendered (and not properly withdrawn during the initial offering period) in the Special Tender Offer during both the initial offering period and the additional offering period.

conversations Israeli counsel has had with the ISA, Israeli counsel believes that the ISA will grant these exemptions.

Proposed Offer Structure

Mr. Zisapel proposes to offer to purchase 5.0% of the issued and outstanding Ordinary Shares in a tender offer to be conducted in both the United States and Israel. The Offer would be conditioned on there being tendered no less than 5.0% of the issued and outstanding Ordinary Shares, such that Mr. Zisapel, following the completion of the Offer, would beneficially own approximately 29.5% of the issued and outstanding Ordinary Shares. If a number of Ordinary Shares are tendered such that, if accepted for payment, Mr. Zisapel would purchase more than the Ordinary Shares sought in the Offer, Mr. Zisapel would purchase a *pro rata* number of Ordinary Shares from all tendering shareholders.

The Offer would be open for an initial offering period of not less than 20 U.S. business days (and, pursuant to Israeli law, not less than 21 calendar days). Under Israeli law, if the applicable conditions to a Special Tender Offer have been satisfied at the completion of the initial offering period, the shareholders who have not yet responded to the Offer and/or who have objected to the Offer must be provided a four-calendar day additional offering period during which they may tender their Ordinary Shares. By 9:00 a.m. Eastern time on the business day following completion of the initial offering period, Mr. Zisapel would announce to the shareholders (i) the results of the initial offering period, including whether or not the conditions to the Offer have been satisfied and the approximate number and percentage of Ordinary Shares tendered to date and (ii) if the conditions to the Offer have been satisfied, that it is extending the offering period following the completion of the initial offering period by a four-calendar day additional offering period. There would be no withdrawal rights during such four-calendar day additional offering period for Ordinary Shares previously tendered in the Offer. Mr. Zisapel would disclose in the offer to purchase that there would be an extension of the initial offering period to provide for an additional offering period of four calendar days following the completion of the initial offering period.

All conditions to the Offer will be satisfied or waived before commencement of the additional offering period. If Mr. Zisapel waives an Offer condition, the Offer will be extended, and withdrawal rights will be provided, to the extent required under U.S. rules. Mr. Zisapel intends to announce the completion of the initial offer period by distributing a press release to PR Newswire, publishing the announcement in two daily Israeli newspapers, and filing the announcement as an exhibit to the Schedule TO.

Mr. Zisapel would pay for Ordinary Shares that are tendered in the initial offering period and the additional offering period promptly following the expiration of the additional offering period, subject to proration, if any. Such proration would be determined promptly following the expiration of the additional offering period. This information would be prominently disclosed in the offer to purchase distributed to the Company's shareholders. Because of the potential effects of the application of a proration factor based on the combined results of the Offer during the initial offering period and the additional offering period, payments cannot be made for shares tendered during the initial offering period until the results of the additional offering period are available.

Prior to the commencement of the Offer, Mr. Zisapel would engage a TASE Member to act as escrow agent and would deposit cash in an escrow account in an amount sufficient to pay for the Ordinary Shares assuming the maximum number of Ordinary Shares tendered for is tendered. Promptly following the completion of the additional offering period, Mr. Zisapel would determine the appropriate proration factor, if any. The escrow agent would, promptly following this determination, pay the Israeli and U.S. depositaries for the Ordinary Shares tendered and accepted by Mr. Zisapel without further involvement by him, with such depositaries to make appropriate payments to tendering shareholders. We have been advised by Mr. Zisapel's Israeli counsel that under Israeli law, Mr. Zisapel would be required to make payments to shareholders who have tendered their Ordinary Shares in the Offer promptly following the expiration of the four-calendar day additional offering period. Mr. Zisapel estimates that shareholders (both in Israel and the U.S.) would be paid no more than four business days following the expiration of the additional offering period. This payment period will comply with the law and practice in Israel for a Special Tender Offer for equity securities that are traded both in Israel and in the U.S. and represents Mr. Zisapel's best estimate of the minimum time period necessary to pay for securities tendered in the Offer.

As described above, subject to the exemptive and no-action relief requested herein, it is intended that the Offer will be structured as a single offer made in both the United States and in Israel. The Offer would be made in the United States and in Israel pursuant to an English language offer to purchase. In addition, Israeli shareholders would also receive a Hebrew language cover page complying with the Israeli regulations. A translation to English of the Israeli cover page would be filed as an exhibit to the Schedule TO. The consideration offered, and all other terms of the Offer, would be identical for all holders of Ordinary Shares.

Except for the relief provided requested in this letter, the Offer will be conducted in accordance with the Exchange Act and all applicable rules promulgated thereunder.

Conflict Between Israeli Law and U.S. Law

Israeli Law

We have been advised by Mr. Zisapel's Israeli counsel that under Section 331(d) of the Israeli Companies Law and Section 5(i)(1) of the Israeli Securities Regulations, if a Special Tender Offer has been accepted (*i.e.*, all the conditions to such Special Tender Offer, including the minimum condition, have been satisfied) at the end of the initial offering period, a bidder is required to publicly announce, by 10:00 a.m. Israel time on the following business day (i) the results of the initial offering period and (ii) that all of the shareholders that have not responded to the Special Tender Offer or have objected to the Special Tender Offer will be provided a four-calendar day additional offering period (counted from the end of the initial offering period) during which they may tender their shares.

In accordance with the prevailing interpretation of Section 331(d) and pursuant to the provisions of the Israeli Securities Regulations, during the four-calendar day additional offering period, no withdrawal rights are applicable to shares previously tendered. Further, once a bidder has announced at the end of the initial offering period that the Special Tender Offer has been accepted, no further conditions to the Special Tender Offer apply and such bidder becomes irrevocably bound to purchase, subject to proration, the shares tendered in the Special Tender Offer (*i.e.*, in both the initial offering period and the four-calendar day additional offering period). The purpose of this requirement under Israeli law is to provide shareholders with additional protection by allowing the shareholders the opportunity to wait and see if the Special Tender Offer is indeed accepted (*i.e.*, all of the conditions to the Special Tender Offer have been satisfied) and only then decide whether to tender their shares. It also enables shareholders who initially objected to the Special Tender Offer during the initial offering period to tender their shares during the additional offering period once it is clear that the Special Tender Offer will be successfully completed. If withdrawal rights were to be permitted, withdrawals during the additional offering period of shares previously tendered could cause the minimum condition to become unsatisfied (despite previously having been satisfied upon the completion of the initial offering period). According to Mr. Zisapel's Israeli counsel, all Special Tender Offers subject to the Israeli Securities Regulations are structured without withdrawal rights during the four-calendar day additional offering period with respect to shares previously tendered.

We have also been informed by Mr. Zisapel's Israeli counsel that under the Israeli Companies Law, the Minister of Justice may adopt regulations, including regulations which provide general exemptions from provisions of the Israeli Companies Law. The Israeli Companies Law does not, however, grant the Minister of Justice or any other governmental body the authority to grant exemptive relief on a case-by-case basis. While the Minister of Justice has adopted certain regulations under the Israeli Companies Law, none of them are applicable to the Offer.

In contrast, the Israeli Securities Law empowers the ISA or its Chairman to grant exemptions and other relief with respect to disclosure matters relating to tender offers and the related offering materials, but not with respect to the provisions of the Israeli Companies Law. The position of the staff of the ISA as communicated to us by Mr. Zisapel's Israeli counsel is that the correct interpretation of Section 331(d) of the Israeli Companies Law is that no withdrawal rights are applicable to the previously tendered shares during the four-calendar day additional offering period and that, consequently, the staff of the ISA will not recommend to the ISA to grant Mr. Zisapel exemptive relief from the Israeli Securities Regulations on this matter. Moreover, even if the ISA were willing to grant exemptive relief from the requirement under the Israeli Securities Regulations that the four-calendar day additional offering period be conducted without withdrawal rights, the ISA's exemptive authority (as the ISA previously noted) does not extend to matters governed by the Israeli Companies Law. In fact, there is no Israeli regulatory body or other governmental body that has statutory authority to grant such exemptions on a case-by-case basis.

U.S. Law

Rule 14d-7(a)(1) under the Exchange Act requires a bidder to permit securities tendered pursuant to a tender offer to be withdrawn during the period such tender offer remains open.

In order to permit Mr. Zisapel to conduct the four-calendar day additional offering period in accordance with Israeli law, Mr. Zisapel must extend the offering period following the completion of the initial offering period by a four-calendar day additional offering period. In accordance with the prevailing interpretation of Section 331(d) of the Israeli Companies Law and pursuant to the provisions of the Israeli Securities Regulations, during such four-calendar day additional offering period, no withdrawal rights are available to such holders who have previously tendered their shares during the initial offering period. Accordingly, Mr. Zisapel is requesting an exemption from the provisions of Rule 14d-7(a)(1) in order to permit him to extend the offering period following the completion of the initial offering period by the four-calendar day additional offering period as required by Israeli law without offering withdrawal rights during such four-calendar day additional offering period to shareholders who have previously tendered their Ordinary Shares in the Offer.

Subject to the relief requested herein, the extension of the initial offering period to provide for the four-calendar day additional offering period will constitute an extension of the initial offering period. It will not be a separate tender offer in respect of which a new offering period with a minimum duration of 20 business days must be provided in accordance with Rule14e-1(a) under the Exchange Act, nor will it be a subsequent offering period subject to Rule 14d-11.

Pursuant to Rule 14e-1(c) under the Exchange Act, a bidder making a tender offer is required to pay the consideration offered promptly after the termination of the offer. As explained above, as a result of the requirement of Israeli law to provide the four-calendar day additional offering period, the Bidder expects the proration, if any, to be determined, and the payment for the tendered Ordinary Shares to be made, within no more than four business days following the completion of the additional offering period. The Bidder is requesting no-action relief from the provisions of Rule14e-1(c) to the extent that the above contemplated payment schedule does not satisfy the requirement of prompt payment. In seeking this relief, we note that (i) an amount sufficient to pay for the maximum number of shares tendered for in the Offer will be deposited in an escrow account with a TASE Member prior to commencement of the Offer and the offer price for shares that are validly tendered will be paid as soon as practicable following the four-calendar day additional offering period, subject to proration, and (ii) the payment for the shares tendered in the Offer will be made as promptly as practicable following the expiration of the additional offering period taking account of applicable Israeli law and payment practices in Israel and the U.S.

Importance of Requested Relief to Mr. Zisapel

Requiring a four-calendar day additional offering period without withdrawal rights for shares previously tendered is a critical protective feature provided to shareholders under Israeli law, for which no Israeli exemptive relief is available under the Israeli Companies Law. In order for Mr. Zisapel to purchase any Ordinary Shares in a transaction that may result in his owning more than 25% of the Company's voting power, he must conduct a tender offer that complies with this requirement. Based on the above, there is a direct conflict between the requirements of Israeli law and the requirements of U.S. law. Without obtaining the exemptive and no-action relief requested herein, conducting the Offer in a manner that would allow withdrawal rights during the four-calendar day additional offering period for shares previously tendered in the Offer (as would otherwise be required by U.S. law) may run afoul of Israeli law.

Granting of Requested Relief will not Compromise the Protection of U.S. Shareholders

The additional offering period under Israeli law is designed to provide additional protection to shareholders. Shareholders would be afforded the right to wait and see if all conditions to the Offer have been satisfied prior to tendering their Ordinary Shares or to seek to defeat the Special Tender Offer by objecting to the Offer during the initial offering period with the knowledge that they will be able to tender during the additional offering period if the Offer is nonetheless successful. Mr. Zisapel would disclose his intention to extend the initial offering period by disclosing its intention to provide an additional offering period in the offer to purchase related to the Offer. U.S. holders of the Ordinary Shares who are concerned about tendering their Ordinary Shares in a manner that will leave them without withdrawal rights during any part of the Offer can wait until the initial offering period has ended before tendering their Ordinary Shares in the additional offering period.

As described above, (i) Mr. Zisapel will deposit an amount sufficient to pay for the maximum number of Ordinary Shares tendered in the Offer (subject to proration) in an escrow account with a TASE Member prior to commencement of the Offer, (ii) once Mr. Zisapel has announced at the end of the initial offering period that the Offer has been accepted, no further conditions to the Offer apply and become irrevocably bound to purchase, subject to proration, the Ordinary Shares tendered in the Offer, and (iii) the offer price for Ordinary Shares that are validly tendered (subject to proration) will be paid as soon as practicable following the four-calendar day additional offering period without further involvement of Mr. Zisapel. Such payment procedures, coupled with the irrevocability of the Offer following its acceptance at the end of the initial offering period, ensure that Mr. Zisapel will not be able to capitalize at the expense of the Company's shareholders on market information that becomes available following the completion of the initial offering period. Because all of the conditions to the Offer are irrevocably satisfied prior to the commencement of the additional offering period, Mr. Zisapel is not able to exercise any discretion that would allow him to shift the economic risk of ownership of the Ordinary Shares (by either waiving conditions or deeming conditions to not have been fulfilled) to shareholders who may have tendered their the Ordinary Shares in the Offer.

Further, we submit that the direct conflict between Israeli law and U.S. law is not otherwise resolvable absent a grant of the requested relief from the Commission. As discussed above, no Israeli regulatory body or other governmental body has statutory authority to grant exemptive relief on a case-by-case basis from the requirement of the Israeli Companies Law to provide the four-calendar day additional offering period without withdrawal rights.

In light of the foregoing, we believe that the relief requested herein is consistent with the guidance contained in the Commission's release: Cross-Border Tender and Exchange Offers, Business Combinations and Rights Offerings, Securities Act Release No. 33-7759 (October 26, 1999) (the "Cross-Border Release")[4]. The Cross-Border Release provides that "[w]hen U.S. ownership is greater than 40 percent, the staff will consider relief on a case-by-case basis only when there is a direct conflict between the U.S. laws and practice and those of the home jurisdiction. Any relief would be limited to what is necessary to accommodate conflicts between the regulatory schemes and practices."[5] As described above, a direct conflict between U.S. and Israeli law does exist and the relief sought is limited to what is necessary to accommodate conflicts between the U.S. and Israeli regulatory schemes and practices.

We also believe that the requested relief is consistent with the relief granted in a number of instances by the Commission with respect to an additional offering period (without withdrawal rights) that was conducted in connection with a third party tender offer following the time that such tender offer became irrevocable as to acceptance of shares tendered in such offer[6], including prior relief granted by the Commission with respect to the same conflict between U.S. and Israeli law described herein[7].

In addition to the foregoing and to the intent behind the Israeli Special Tender Offer statutory provisions being to provide additional protection to shareholders, compliance with such procedure also arguably further benefits U.S. holders in the form of additional disclosure and processes as, but for the Israeli requirement to conduct the transaction by means of Special Tender Offer, Mr. Zisapel, were the Company a U.S. company, would likely be able to effect the ownership increase contemplated by the Offer by means of open market purchases or a block purchase, without being subject to the disclosure and process requirements of a formal tender offer.

Requested Exemptive Relief and No-Action Relief

Based on the foregoing, Mr. Zisapel respectfully requests exemptive relief for the Offer from Rule 14d-7(a)(1) (which requires that any person who has deposited securities pursuant to a tender offer will have the right to withdraw any such securities during the period such offer remains open) and no-action relief for the Offer from Rule 14e-1(c) (which requires a bidder making a tender offer to pay the consideration offered promptly after the termination of the offer) to allow him to conduct a four-calendar day additional offering period following the completion of the initial offering period during which no withdrawal rights will be available and to pay for Ordinary Shares tendered during the initial offering period and additional offering

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[4] *See* fn 41 to the Cross-Border Release and accompanying text.
[5] Fn 41 to the Cross-Border Release.
[6] *See, e.g.*, Barclays PLC tender offer for ABN AMRO Holding N.V. (August 7, 2007); Royal Bank of Scotland Group plc tender offer for ABN AMRO Holding N.V. (July 23, 2007); Endesa, S.A. (July 3, 2007); E.ON Aktiengesellschaft (December 6, 2006); Bayer AG (April 28, 2006); and Madison Dearborn Partners, LLC (July 9, 2002).
[7] *See* Retalix Ltd. (December 22, 2008)(relief sought from Rule 14d-7(a)(1) only); Elron Electronics Industries Ltd. (May 15, 2008); Clal Industries and Investments Ltd. (March 3, 2008); and Discount Investment Corporation Ltd. (June 14, 2004).

period, subject to proration if any, within four business days of the expiration of the additional offering period.

Please note that the factual representations and conclusions in this letter, as well as the representations as to Israeli law, contained herein, have been provided to us by other parties and we have not undertaken any independent investigation of these matters. The representations in this letter as to Israeli law, regulation and practice applicable to the Offer are based upon discussions with Goldfarb, Levy, Eran, Meiri, Tzafrir & Co., Israeli counsel to Mr. Zisapel. We have attached a letter from such firm confirming their view as to the accuracy and completeness of this information.

In light of Mr. Zisapel's short timetable, we respectfully request that the requested exemptive and no-action relief be issued as soon as practicable. If you require any further information or have any questions or comments with respect to this matter, please call me at 212-238-8605. If for any reason you do not concur with any of the views expressed in this letter, we respectfully request an opportunity to confer with you prior to any written response.

Sincerely,

Steven J. Glusband

SJG:alm
Attachment

GOLDFARB
GOLDFARB, LEVY, ERAN, MEIRI, TZAFRIR & CO.
LAW OFFICES

2 Weizmann Street
Tel Aviv 64239, Israel
Tel +972 (3) 608-9999
Fax +972 (3) 608-9909

Azrieli Center (Triangle Tower)
Tel Aviv 67023, Israel
Tel +972 (3) 608-1800
Fax +972 (3) 608-1802

info@goldfarb.com
www.goldfarb.com

April 13, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, NE
Washington, D.C. 20549
Attention: Christina Chalk, Esq., and
Michele Anderson, Esq.

Ladies and Gentlemen:

Re: Request for Exemptive Relief - Letter dated April 13, 2009

We refer to the letter, dated April 13, 2009 (the "Letter"), from Steven J. Glusband Esq., a partner of the firm Carter Ledyard & Milburn LLP, New York office ("Carter"), writing to you on behalf of our client, Mr. Zohar Zisapel (the "Bidder"), with respect to the tender offer described therein (the "Offer").

In the Letter, the Bidder requested that the Staff grant exemptive relief to the Bidder from certain provisions of Rule 14d-7(a)(1) and no-action relief under certain provisions of Rule 14e-1(c) promulgated under the Securities Exchange Act of 1934, as amended. The Letter also made reference to discussions held between Carter and Israeli counsel to the Bidder and between Israeli counsel to the Bidder and the Israeli Securities Authority regarding Israeli law relating to the Offer (the "Discussions").

We confirm that we are acting as Israeli counsel to the Bidder in connection with the Offer and confirm that the descriptions of the Discussions in the Letter and the descriptions of Israeli law, regulation and practice relating to the Offer described in the Letter are accurate and complete.

We are members of the Bar of the State of Israel and, in rendering this letter, we do not pass (expressly or by implication) on the laws of any jurisdiction other than the State of Israel. This letter is limited to matters of Israeli law, regulation and practice related to the Offer.

Sincerely,

N. Nativ

Noam Nativ, Adv.